UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Path 1 Network Technologies (Name of Issuer)
Common Stock (Title of Class of Securities)
000703186205 (CUSIP Number)
September 04, 2003 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 000703186205

1.	Names of Reporting Persons. Chester L.F. and Jacqueline M. Paulson, as joint tenants I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 225,000

	6.	Shared Voting Power 687,766

	7.	Sole Dispositive Power 225,000

	8.	Shared Dispositive Power 687,766

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,766

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.58

12.	Type of Reporting Person IN

Chester L.F. & Jacqueline M. Paulson (together the "Paulsons") may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family, LLC. ("LLC").
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SCHEDULE 13G
CUSIP No. 000703186205

1.	Names of Reporting Persons. Paulson Capital Corp. I.R.S. Identification Nos. of above persons (entities only). 95-0589534

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 687,766

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 687,766

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 687,766

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 11.74

12.	Type of Reporting Person BD, CO

Paulson Capital Corp. ("PLCC") wholly owns Paulson Investment Company, Inc.("PICI"). PLCC is a corporation and PICI is a broker-dealer. All shares reported herein as being owned by PLCC are owned of record by PICI.
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Item 1.
(a)	Name of Issuer Path 1 Network Technologies, Inc.
(b)	Address of Issuer's Principal Executive Offices 3636 Nosel Drive, Suite 275 San Diego, CA 92101

Item 2.
(a)

Name of Person Filing

This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Chester L.F. Paulson and Jacqueline M. Paulson, as joint tenants and each individually (together, the "Paulsons") who are each 50% members of the Paulson Family, LLC. ("LLC"); and (ii) Paulson Capital Corporation, an Oregon corporation ("PLCC"), which directly wholly owns Paulson Investment Company, Inc., an Oregon corporation ("PICI"). The Paulsons and PLCC are collectively referred to as the "Reporting Persons". The Reporting Persons schedule 13G Joint Filing Agreement is attached as Exhibit 1.

Information with respect to the Reporting Persons is given solely by such Reporting Persons, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agree that this statement is filed on behalf of such Reporting Persons.

(b)	Address of Principal Business Office or, if none, Residence The Paulsons, PLCC's, and PICI's principal business address is: 811 S.W. Naito Parkway, Suite 200 Portland, Oregon 97204
(c)	Citizenship The Paulsons are citizens of the United States of America, and PLCC and PICI are organized under the laws of the United States of America.
(d)	Title of Class of Securities Common Stock of Path 1 Network Technologies, Inc.
(e)	CUSIP Number 000703186205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ X ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

         The Paulsons may be deemed to be the beneficial owners of a total of 912,766 shares of Issuer Common Stock. The precise owners of these 912,766 shares of Issuer Common Stock is described more specifically in this paragraph.  The Paulsons may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family, LLC. ("LLC"). Through the LLC, the Paulsons indirectly own 225,000 shares of Issuer Common Stock. The Paulsons collectively directly own 0 shares of Issuer Common Stock. Chester Paulson directly owns 0 shares of Issuer Common Stock. The Paulsons may be deemed to indirectly own 687,766 shares of Issuer Common Stock through PLCC and PICI. Pursuant to SEC Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of the 687,766 shares of Issuer Common Stock of which PICI is the record owner. The 225,000 shares the Paulsons indirectly own, through the LLC, are comprised of: (i) 135,000 shares of Issuer Common Stock of which the LLC is record owner; and (ii) warrants to purchase 90,000 shares of Issuer Common Stock of which the LLC is record owner. The 687,766 shares of Issuer Common Stock which the Paulsons may be deemed to indirectly beneficially own are comprised of: (i) 403,666 shares of Issuer Common Stock of which PICI is record owner; and (ii) warrants to purchase 284,100 shares of Issuer Common Stock of which PICI is record owner.

(b)

Percent of class:

         As of June 30, 2003, the Issuer had 5,483,624 shares of Issuer Common Stock issued and outstanding, as reported in the issuer's Form 10-Q filed with the SEC on August 14, 2003 (the "Issuer Outstanding Shares"). The Paulsons actual and deemed beneficial ownership of Issuer Common Stock represented approximately 15.58% of the Issuer Outstanding Shares. PLCC's indirect beneficial ownership of Issuer Common Stock represented approximately 11.74% of the Issuer Outstanding Shares.

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

         The Paulsons have sole power to vote or direct the vote of 225,000 shares. Of the total amount of shares owned by PLCC, they have sole power to vote or direct the vote of 0 shares.

(ii)

Shared power to vote or to direct the vote

         The Paulson have shared power to vote or direct the vote of 687,766 shares. Of the total amount of shares indirectly owned by PLCC, they have the shared power to vote or direct the vote of 687,766 shares.

(iii)

Sole power to dispose or to direct the disposition of

         The Paulsons have sole power to dispose or direct the disposition of 225,000 shares. PLCC has sole power to dispose or direct the disposition of 0 shares.

(iv)

Shared power to dispose or to direct the disposition of

         The Paulsons have shared power to dispose or direct the disposition of 687,766 shares. PLCC has shared power to dispose or direct the disposition of 687,766 shares.

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Item 4(a)

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2003
Chester L.F. Paulson
By:	/s/ Chester L.F. Paulson, individually Chester L.F. Paulson, individually

Jacqueline M. Paulson
By:	/s/ Jacqueline M. Paulson, individually Jacqueline M. Paulson, individually

Paulson Capital Corp.
By:	/s/ Chester L.F. Paulson Chester L.F. Paulson
Title:	Chairman

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